EXHIBIT 99.4(a)(a)(t)

                 GUARANTEED MINIMUM DEATH BENEFIT ("GMDB") RIDER
                           ANNUAL RATCHET TO AGE [85]

The term "Contract" as used in this rider applies to either a Contract or Certificate. This rider is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this rider which are introduced below. The benefit described in this rider is subject to all the terms contained in your Contract, except as modified below. In this rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

I.   THIS RIDER'S BENEFIT

The terms of this rider add to the Contract a Guaranteed Minimum Death Benefit Benefit Base (GMDB) as described below. The GMDB is derived from a benefit base as described below. The rider describes the computation of the Annual Ratchet to Age [85] GMDB, the cost of this rider and how this rider may terminate.

On the Contract Date, GMDB is equal to your initial Contribution. Thereafter, on each Contract Date Anniversary through the Contract Date Anniversary following the Owner's [85th ] birthday, if the Annuity Account Value is greater than the current GMDB, the GMDB is reset to equal the Annuity Account Value. The GMDB is also adjusted for any subsequent Contributions and withdrawals as described under "Effects of Withdrawals" below.

For Contracts with Joint Owners, a GMDB that by its terms accumulates to the Owner's age [85] will instead accumulate to Age [85] of the older Joint Owner.

For Contracts with Non-Natural Owners, a GMDB that by its terms accumulates to the Owner's age [85] will instead accumulate to Age [85] of the Annuitant. If there are Joint Annuitants named under Contracts with Non-Natural Owners, the GMDB will accumulate to Age [85] of the older Joint Annuitant.

II.  EFFECT OF WITHDRAWALS

[During each Contract Year, the Annual Ratchet to Age [85] GMDB will be reduced pro rata by withdrawals. In the first Contract year, Contributions received in the first [90 days] are used to determine the benefit base at the beginning of Contract Year 1 for purposes of the last two sentences.]

A pro rata reduction is determined as follows:
1) Divide the amount of the withdrawal by your Annuity Account Value immediately preceding the withdrawal;
2) Multiply the fraction calculated in (1) by the amount of your GMDB immediately preceding the withdrawal. This is the amount of the pro rata reduction. We will reduce your GMDB by this amount. We will make this reduction as of the Transaction Date of each withdrawal.

III. THE COST OF THIS RIDER

The charge for this benefit is shown in the Data Pages.


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IV.  TERMINATION PROVISION OF THIS RIDER

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the Contract terminates, (ii) except as agreed to by us and provided in the next two sentences, the original Owner of the Contract has changed, (iii) Spousal Continuation is elected and the surviving spouse is age [76] or older as of the date of the Owner's death, (iv) the Contract is continued under the Beneficiary Continuation Option, if applicable, or (v) the Contract is annuitized, including exercise of Guaranteed Minimum Income Benefit, if applicable. However, for a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the original Annuitant. For a Contract owned by an individual, if the Owner is changed to a trust and the beneficial owner(s) remains the former Owner or his or her family members, this Rider will not terminate and its benefits continue to be determined by the original Owner. Such original Owner becomes the Annuitant under the Contract at the time of ownership change. Family member means members of the immediate family and other relatives. Immediate family means spouse, domestic partner, parent, child, adopted child, step child, brother and sister. Other relatives means grandparent, grandchildren, aunt, uncle, niece, nephew and in-laws.

AXA EQUITABLE LIFE INSURANCE COMPANY

/s/ Christopher M. Condron               /s/ Karen Field Hazin
------------------------------------     ---------------------------------------
Christopher M. Condron                   Karen Field Hazin
Chairman and Chief Executive Officer     Senior Vice President
                                         Secretary and Associate General Counsel

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